Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Fiscal Year
	2007	2006	2005
Computation of Earnings:
Income before income taxes	$32,239	$31,160	$38,752
Add:
Minority interest	2,003	3,218	4,097
Interest expense	47,670	47,648	47,312
Amortization of debt premium/discount and expenses	2,678	2,638	1,967
Interest portion of rent expense	1,299	1,199	1,056

Earnings as adjusted	$85,889	$85,863	$93,184

Computation of Fixed Charges:
Interest expense	$47,670	$47,648	$47,312
Capitalized interest	405	531	218
Amortization of debt premium/discount and expenses	2,678	2,638	1,967
Interest portion of rent expense	1,299	1,199	1,056

Fixed charges	$52,052	$52,016	$50,553

Ratio of Earnings to Fixed Charges	1.65	1.65	1.84